UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2015

Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

94 Em Hamoshavot Road

Petach Tikva 49527, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

ClickSoftware Technologies Ltd. (the “Company”) and its Board of Directors, and Francisco Partners, LP and certain of its affiliates, have been named as defendants in a shareholder derivative and direct class action complaint filed in the Orange County Superior Court of California. As of the date of this filing, neither the Company nor any of the members of its Board of Board of Directors have been served. The complaint alleges, among other things, certain breaches of fiduciary duty in connection with the definitive Agreement and Plan of Merger, dated April 30, 2015, among the Company, Optimizer Topco S.A.R.L. and Optimizer Merger Holdings Ltd. The Company believes that this complaint is without merit and, if served, will vigorously defend the claims alleged.

The contents of this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. are incorporated by reference into the Registration Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825, 333-158839, 333-166028,333-173200, 333-180433, and 333-187488) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Joel Jeselsohn
Name: Joel Jeselsohn Title: Chief Financial Officer

Date: June 1, 2015